SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6 - K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2007

Commission File Number: 1-07294

KUBOTA CORPORATION

(Translation of registrant’s name into English)

2-47, Shikitsuhigashi 1-chome, Naniwa-ku, Osaka, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F :

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) :

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) :

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 :

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-

Information furnished on this form:

EXHIBITS

Exhibit Number

1.	Notice on results of the purchasing program of treasury stock (Friday, March 23, 2007)

2.	Notice on retirement of shares (Friday, March 23, 2007)

3.	Notice on the production and distribution of ductile iron pipes in India by jointly establishing a company with Tata Group and Metal One (Thursday, March 29, 2007)

4.	Notice on dissolution of Kubota Retex Corp. (Friday, March 30, 2007)

March 23, 2007

To whom it may concern

Kubota Corporation

2-47, Shikitsu-higashi 1-chome,
Naniwa-ku, Osaka 556-8601, Japan
Contact: IR Group
Finance & Accounting Department
Phone: +81-6-6648-2645

Notice on results of the purchasing program of treasury stock

Please be advised that the purchasing program of treasury stock established at the Board of Directors’ Meeting on December 15, 2006 pursuant to Article 156 of the Corporate Law after applying the regulations of Article 165 Paragraph 3 of said Law has expired, and the results are as follows.

1. Results of purchase of treasury stock

(1) Term of purchase:	From December 18, 2006 to March 22, 2007

(2) Total number of shares purchased:	3,100,000 shares (0.2% of the total numbers of shares issued)

(3) Total amount of shares purchased:	¥3,952,500,000

(4) Method of purchase:	Purchase on the market of the Tokyo Stock Exchange

(Reference)

(1)	Details of the resolution at the Board of Directors’ Meeting held on December 15, 2006.

	Type of shares to be purchased:	Shares of common stock of Kubota Corporation

	Number of shares to be purchased:	Not exceeding 5 million shares (0.4% of the total numbers of shares issued)

	Amount of shares to be purchased:	Not exceeding ¥5 billion

	Term of validity:	From December 18, 2006 to March 22, 2007

(2)	The number of treasury stock purchased pursuant to the resolutions of the Board of Directors’ Meetings (from June 26, 2006 to March 22, 2007)

	Total number of treasury stock purchased:	7,800,000 shares (0.6% of the total numbers of shares issued)

	Total amount of treasury stock purchased:	¥8,323,500,000

< Cautionary Statements with Respect to Forward-Looking Statements >

This document may contain forward-looking statements that are based on management’s expectations, estimates, projections and assumptions. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results may differ materially from what is forecast in forward-looking statements due to a variety of factors, including, without limitation: general economic conditions in the Company’s markets, particularly government agricultural policies, levels of capital expenditures, both in public and private sectors, foreign currency exchange rates, continued competitive pricing pressures in the marketplace, as well as the Company’s ability to continue to gain acceptance of its products.

End of document

March 23, 2007

To whom it may concern

Kubota Corporation

2-47, Shikitsu-higashi 1-chome,
Naniwa-ku, Osaka 556-8601, Japan
Contact: IR Group
Finance & Accounting Department
Phone: +81-6-6648-2645

Notice on retirement of shares

Please be advised that Kubota Corporation (hereinafter “the Company”), at the Board of Directors’ Meeting held on March 23, 2007, resolved to retire shares of common stock of the Company pursuant to Article 178 of the Corporate Law as follows:

1. Type of shares to be retired :

Shares of common stock of the Company

2. Number of shares to be retired :

7,950,000 shares (0.6% of total number of shares issued)

3. Date of retirement of shares :

March 30, 2007 (planned)

(Reference)

After the above retirement of shares, total number of shares issued will be 1,291,919,180.

< Cautionary Statements with Respect to Forward-Looking Statements >

This document may contain forward-looking statements that are based on management’s expectations, estimates, projections and assumptions. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results may differ materially from what is forecast in forward-looking statements due to a variety of factors, including, without limitation: general economic conditions in the Company's markets, particularly government agricultural policies, levels of capital expenditures, both in public and private sectors, foreign currency exchange rates, continued competitive pricing pressures in the marketplace, as well as the Company’s ability to continue to gain acceptance of its products.

End of document

March 29, 2007

To whom it may concern
Kubota Corporation

2-47, Shikitsu-higashi 1-chome
Naniwa-ku, Osaka 556-8601, Japan
Contact: IR Group
Finance & Accounting Department
Phone: +81-6-6648-2645

Notice on the production and distribution of ductile iron pipes in India by jointly establishing a company with Tata Group and Metal One

Kubota Corporation (hereinafter “Kubota”), Tata Metaliks Limited (hereinafter “TML”) and Metal One Corporation (hereinafter “MetalOne”) have reached a basic agreement to jointly establish a company (hereinafter the “New Company”) and construct a plant in India for the purpose of manufacturing and distributing ductile iron pipes for water supply.

1.Outline of the Basic Agreement

(1)	Kubota, TML and MetalOne will establish the New Company in Kharagpur, West Bengal (which is located approx. 130 kilometers west from Kolkata) to manufacture and distribute ductile iron pipes for water supply. TML will become majority shareholder of the New Company.

(2)	The New Company will construct a plant bordered by TML’s Kharagpur plant and manufacture ductile iron pipes using hot metal directly supplied from blast furnace of TML’s plant.

(3)	Kubota will offer the expertise to the New Company in order to build a plant and manufacture ductile iron pipes.

(4)	Ductile iron pipes manufactured by the New Company will be distributed in India by itself and in the Middle Eastern and Southeast Asian countries by Kubota under the name of Kubota.

2.Background and Purposes of establishing the New Company

(1)	Quickly launch ductile iron pipe business for water supply in promising Indian market

•

By its rapid economic growth, Indian society faces an urgent need to develop water supply and sewerage systems, especially in urban area. Demand for ductile iron pipes, which is main product of pipeline for water supply, is increasing rapidly by 23% of average annual rate from 1997 to 2006 and government budget for development of water supply systems is also increasing. Accordingly, brisk demand for ductile iron pipes are expected from this time in India.

•

TML has an enough capacity to constantly supply the New Company with pig iron, which is main raw material for manufacturing ductile iron pipes. TML also has great capability of credit and marketing as a member of Tata Group, the largest conglomerate in India. Kubota will intend to launch this business rapidly by offering the expertise related to building a plant and manufacturing ductile iron pipes to the New Company.

(2)	Expand export for the Middle Eastern and Southeast Asian countries

•

The Middle Eastern and Southeast Asian countries also face an urgent need to develop water supply and sewerage systems on the background of economic growth and increase in population, and steady demands for ductile iron pipes are expected.

•	Currently, Kubota exports ductile iron pipes to those countries from its plants in Japan. However, price competition with Chinese or other country’s products is getting very severe.

•

In addition to exporting from its plants in Japan, Kubota intends to expand overseas business of ductile iron pipes by exporting ductile iron pipes produced by the New Company for those countries with enhanced competitiveness taking advantage of lower transportation costs.

3.Schedules

•	Kubota, TML and MetalOne will conclude the basic contract of joint venture and establish the New Company by the end of July 2007.

•	After the conclusion, the New Company will begin its plant construction and organize manufacturing and marketing structure by the beginning of 2009.

•	The New Company targets ¥10 billion of net sales five years after the beginning of operations.

(Reference)

[Outline of each company]

    TATA METALIKS LIMITED

Foundation:	1990 (A subsidiary of Tata Steel Ltd.)

Business:	Sales and production of pig iron for casting

Principal:	Mr. Harsh K Jha, Managing Director

Head Count:	257

Shareholder’s equity:	Rs252.9 million (Approx. ¥660 million, Fiscal 2005)

Net Sales:	Rs4,458.7 million (Approx. ¥11.59 billion, Fiscal 2005)

Net Income:	Rs459.1 million (Approx. ¥1.19 billion, Fiscal 2005)

Head Office:	Kolkata, West Bengal, India

Plants (Capacity):	Kharagpur Plant (320 thousand tons per year), Redi Plant (300 thousand tons per year)

    METAL ONE CORPORATION

Foundation:	2003 (Business integration of steel product divisions of Mitsubishi Corporation and former Nissho Iwai Corporation (subsequently, Sojitz Corporation))

Business:	Sales of steel products and investing in businesses

Principal:	Mr. Moriji Kanada, President

Head Count:	Approx. 8,000 (consolidated)

Shareholder’s equity:	¥100.0 billion

Net Sales:	¥2,576.6 billion (Fiscal 2005)

Net Income:	¥32.9 billion (Fiscal 2005)

Head Office:	Minato-ku, Tokyo, Japan

[About ductile iron pipe]

•	Ductile iron pipe is superior in strength, durability and corrosion resistance and is used for pipeline of water supply.

•	Kubota has two plants for manufacturing ductile iron pipes, Hanshin plant (Amagasaki, Hyogo Pref., Japan) and Keiyo plant (Funabashi, Chiba Pref., Japan).

•	Ductile iron pipes are manufactured by “centrifugal casting method”, which is a casting method using centrifugal force, pouring hot metal into rapidly spinning cylinder-shaped mold.

•	Ductile iron pipes are widely adopted as water-supply pipe in many countries, including Qatar (60 kilometers), U.A.E. (140 kilometers) and Kuwait (100 kilometers) in the Middle East.

< Cautionary Statements with Respect to Forward-Looking Statements >

This document may contain forward-looking statements that are based on management’s expectations, estimates, projections and assumptions. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results may differ materially from what is forecast in forward-looking statements due to a variety of factors, including, without limitation: general economic conditions in Kubota's markets, particularly government agricultural policies, levels of capital expenditures, both in public and private sectors, foreign currency exchange rates, continued competitive pricing pressures in the marketplace, as well as Kubota’s ability to continue to gain acceptance of its products.

End of document

March 30, 2007

To whom it may concern
Kubota Corporation

2-47, Shikitsu-higashi 1-chome,
Naniwa-ku, Osaka 556-8601, Japan
Contact: IR Group
Finance & Accounting Department
Phone: +81-6-6648-2645

Notice on dissolution of Kubota Retex Corp.

Please be advised that Kubota Retex Corp.(hereinafter “Kubota Retex”), which is a wholly-owned subsidiary of Kubota Corporation (hereinafter “the Company”), resolved at its Board of Directors’ Meeting held on March 30, 2007 that it should be dissolved on April 30, 2007.

1. Background

Kubota Retex began its industrial waste treatment businesses in October, 2003 in Kitakami City, Iwate Prefecture. However, there is no prospect of this business becoming profitable. Accordingly, Kubota Retex has decided to dissolve itself after withdrawal from this business and transfer of business related to the shredding machine to the Company and a subsidiary of the Company.

2. Profile of Kubota Retex Corp.

(1)Company’s Name	Kubota Retex Corp.
(2)Date of Foundation:	June, 1965
(3)Capital:	¥98 million (100% owned by the Company)
(4)Head Office:	2-35 Jimmu-cho, Yao-shi, Osaka, Japan
(5)Principal:	Mr. Shigeru Saga, President and Representative Director
(6)Business:	• Treatment of industrial waste • Manufacturing and after-sales service of shredding machine
(7)Net Sales:	¥1.9 billion (Forecast of fiscal year ending March 31, 2007)

3. Schedule

Dissolution of Kubota Retex is subject to the approval at the extra-ordinary general meeting of its shareholder to be held on April 27, 2007.

Kubota Retex will begin the process of liquidation after the resolution, but the time of completion of liquidation is not scheduled at this time.

4. Financial outlook

Financial forecasts of the Company for the year ending March 31, 2007 remain unchanged from the released forecasts on November 7, 2006.

< Cautionary Statements with Respect to Forward-Looking Statements >

This document may contain forward-looking statements that are based on management’s expectations, estimates, projections and assumptions. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results may differ materially from what is forecast in forward-looking statements due to a variety of factors, including, without limitation: general economic conditions in the Company’s markets, particularly government agricultural policies, levels of capital expenditures, both in public and private sectors, foreign currency exchange rates, continued competitive pricing pressures in the marketplace, as well as the Company’s ability to continue to gain acceptance of its products.

End of document

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KUBOTA CORPORATION

Date: April 2, 2007	By:	/s/ Shigeru Kimura
	Name:	Shigeru Kimura
	Title:	General Manager
Finance & Accounting Department